
ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001


06016248

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting :	**21st July, 2006 #**
Name of Stock Exchanges where shares of reporting company are listed. **NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE.**	



(I) **Information about persons holding more than 15% shares or voting rights**						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2006 (Current year)	As on March 31, 2005 (Previous year)	Changes, if any, between (A) & (B)	As on July 21, 2006#, in respect of dividend for the financial year ended March 31, 2006	As on July 29, 2005#, in respect of dividend for the financial year ended March 31, 2005	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	99,27,82,440 of Re.1/- each (26.44%)	6,61,85,496 of Rs.10/- each* (26.66%)	33,09,27,480 of Re.1/- each (-0.22%)	99,27,82,440 of Re.1/- each (26.44%)	6,61,85,496 of Rs.10/- each* (26.54%)	33,09,27,480 [a] of Re.1/- each (-0.1%) [b]
TOTAL (I)	**99,27,82,440 of Re.1/- each (26.44%)**	**6,61,85,496 of Rs.10/- each* (26.66%)**	**33,09,27,480 of Re.1/- each (-0.22%)**	**99,27,82,440 of Re.1/- each (26.44%)**	**6,61,85,496 of Rs.10/- each* (26.54%)**	**33,09,27,480 [a] of Re.1/- each (-0.1%) [b]**
(II) **Information about promoter(s) or every person having control over a company and also persons acting in concert with him** NOT APPLICABLE						
TOTAL (II)	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**
GRAND TOTAL (I+II)	**99,27,82,440 of Re.1/- each (26.44%)**	**6,61,85,496 of Rs.10/- each* (26.66%)**	**33,09,27,480 of Re.1/- each (-0.22%)**	**99,27,82,440 of Re.1/- each (26.44%)**	**6,61,85,496 of Rs.10/- each* (26.54%)**	**33,09,27,480 [a] of Re.1/- each (-0.1%) [b]**

Being the last date of Book Closure for the purpose of Dividend.

* Corresponding to 66,18,54,960 Ordinary Shares of Re.1/- each, consequent upon sub-division of Ordinary Shares of the Company with effect from 28th September, 2005.

a. On account of issue and allotment of Bonus Shares on 5th October, 2005.

b. As a result of issue and allotment of shares to eligible employees under the Company's Employee Stock Option Scheme.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Place : Kolkata
Date : 17th August, 2006


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg